UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Appointment of Directors to be proposed at the annual general meeting of shareholders

6.5.	Senior Management

6.6.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of Business Report for Fiscal Year 2021

On March 17, 2022, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the fiscal year ended December 31, 2021 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	October 28, 2020

Added KB Material and Parts Private Equity Fund I as a second-tier subsidiary

•	December 4, 2020

Added FineKB Private Equity Fund I as a second-tier subsidiary

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 15, 2021

Added KB Bio Private Equity Fund III as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	September 23, 2021

Added KB Bio Global Expansion Private Equity Fund I as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	December 24, 2021

Added KB Co-investment Private Equity Fund I as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of December 31, 2021)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	Prudential Life Insurance Company of Korea, Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	PRASAC Microfinance Institution PLC.	Kookmin Bank	Not listed (Overseas)
	PT Bank KB Bukopin Tbk.(1)	Kookmin Bank	Listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund(2)	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	KB Material and Parts Private Equity Fund I	KB Securities	Not listed
	KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)

	KB Bio Private Equity Fund III	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	KBFG Insurance (China) Co., Ltd.(3)	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Healthcare Co., Ltd.	KB Insurance	Not listed
	KB Daehan Specialized Bank PLC.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd(4)	KB Kookmin Card	Not listed (Overseas)
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB Co-investment Private Equity Fund I	KB Asset Management	Not listed
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	PT Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	FineKB Private Equity Fund I	KB Investment	Not listed
	KB Bio Global Expansion Private Equity Fund I	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)

3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

Notes:	(1) Renamed to PT Bank KB Bukopin, Tbk. from PT Bank Bukopin, Tbk. on February 8, 2021

(2) Currently in the process of being liquidated

(3) Renamed to KBFG Insurance (China) Co., Ltd. from LIG Insurance (China) Co., Ltd. on April 9, 2021

(4) Renamed to KB J Capital Co., Ltd from J Fintech Co., Ltd on February 16, 2021

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of December 31, 2021)		(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of December 31, 2021)				(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	2,303,617	—	2,303,617	—
1. Capital Reduction	—	—	—	—
2. Cancellation	2,303,617	—	2,303,617	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2021 (C=A-B)	415,807,920	—	415,807,920	—
Treasury Shares (D)	26,173,585	—	26,173,585	—
Shares Outstanding (C-D)	389,634,335	—	389,634,335	—

Notes: (1)

The treasury shares above include five million treasury shares that are expected to be exchanged for the exchangeable bonds issued by the Company on June 30, 2020. Such treasury shares are currently deposited with Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

(2)

On February 14, 2022, the Company cancelled 3,455,426 shares of its treasury shares, and as a result, the Company has a total of 412,352,494 issued shares and 22,718,159 treasury shares as of March 17, 2022.

1.4.2. Voting Rights

(As of December 31, 2021)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	415,807,920	—
	Preferred shares	—	—
Shares without voting rights	Common shares	26,173,585	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	389,634,335	—
	Preferred shares	—	—

Notes: (1)

The treasury shares above include five million treasury shares that are expected to be exchanged for the exchangeable bonds issued by the Company on June 30, 2020. Such treasury shares are currently deposited with the Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds.

(2)

On February 14, 2022, the Company cancelled 3,455,426 shares of its treasury shares, and as a result, the Company has a total of 412,352,494 issued shares and 22,718,159 treasury shares as of March 17, 2022.

1.5.	Dividends

KB Financial Group maintains a progressive dividend policy and aims to increase its payout ratio to 30% in the mid- to long-term. With regard to the acquisition and cancellation of treasury shares, KB Financial Group plans to consider using treasury shares in its capital policy to improve shareholder return once market uncertainties, including those related to COVID-19, have been alleviated.

Although KB Financial Group has continued to increase its payout ratio, for example, from 24.8% in 2018 to 26% in 2019, it has decided on a payout ratio of 20% in 2020 based on the Financial Services Commission’s recommendation to temporarily limit the payout ratio to 20% in consideration of uncertainties related to the COVID-19 pandemic.

Following the termination of the Financial Services Commission’s recommendation as described above on June 25, 2021, KB Financial Group, for the first time in its history, announced a quarterly dividend of Won 750 per share as of June 30, 2021. KB Financial Group increased its payout ratio from 20% in 2020 to 26% in 2021, which was the same level of payout ratio as 2019. It will continue to strive to improve its shareholder value by pursuing various shareholder return policies, including a progressive dividend policy, regularization of quarterly dividends, and the acquisition and/or cancellation of its treasury shares.

(Unit: in millions of Won, except per share amounts)

Items		January 1, 2021 to December 31, 2021(1)(2)	January 1, 2020 to December 31, 2020	January 1, 2019 to December 31, 2019
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		4,409,543	3,455,151	3,311,828
(Consolidated) Earnings per share (Won)		11,134	8,809	8,451
Total cash dividends		1,145,525	689,653	861,092
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		26.0	20.0	26.0
Cash dividend yield (%)	Common Shares	5.2	3.9	4.5
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	2,940	1,770	2,210
	—	—	—	—
Stock dividend per share	Common Shares	—	—	—
	—	—	—	—

Notes:	(1)

The dividends for this period are based on amounts prior to their approval at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

(2)	Includes the quarterly dividend amount of Won 292,226 million (Won 750 per common share) for the first half of Fiscal Year 2021.

(3)

Consolidated Net Income for Fiscal Years 2020 and 2019 have been restated retrospectively as Won 3,468,448 million (consolidated earnings per share of Won 8,843, consolidated cash dividend payout ratio of 19.9%) and Won 3,311,257 million (consolidated earnings per share of Won 8,451, consolidated cash dividend payout ratio of 26.0%), respectively, to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019.

1.6.	Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation were most recently amended on March 20, 2020.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Notes
March 20, 2020	Annual General Meeting of Shareholders for Fiscal Year 2019	Establishment of the ESG Committee within the board of directors through the amendment of article 48	Establishment of the basis for creating a new committee within the board of directors

March 27, 2019	Annual General Meeting of Shareholders for Fiscal Year 2018	Establishment of the basis for electronic registration of shares and bonds, and modification of the processing activities of transfer agents through the amendment of articles 9, 16, 17, 19 and 22	Amendment to articles pursuant to enforcement of the Act on Electronic Registration of Stocks, Bonds, Etc. (Effective as of September 2019)

March 23, 2018	Annual General Meeting of Shareholders for Fiscal Year 2017	Partition of the corporate governance committee according to its different functions, and implementation of changes in the appointment process of the external auditor and the shareholder meeting through which such changes must be reported, through the amendment of articles 48, 52, 55 and 56

Establishment of the basis for creating and abolishing committees within the board of directors and;

amendment to articles pursuant to the Act on the External Audit of Stock Companies, Etc. (Effective as of November 2018)

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest income	11,229,572	9,722,274	9,196,787
Interest income	15,210,878	14,485,747	14,639,187
Interest expense	(3,981,306)	(4,763,473)	(5,442,400)
Net fee and commission income	3,625,583	2,958,939	2,355,004
Fee and commission income	5,323,606	4,527,024	3,879,247
Fee and commission expense	(1,698,023)	(1,568,085)	(1,524,243)
Net insurance income	556,711	299,993	299,512
Insurance income	16,107,858	14,386,640	12,317,182
Insurance expense	(15,551,147)	(14,086,647)	(12,017,670)
Net gains on financial assets/liabilities at fair value through profit or loss	995,304	1,011,366	643,872
Net other operating expenses	(1,923,567)	(1,499,930)	(1,063,324)
General and administrative expenses	(7,200,853)	(6,814,812)	(6,271,805)
Operating profit before provision for credit losses	7,282,750	5,677,830	5,160,046
Provision for credit losses	(1,185,133)	(1,043,498)	(670,185)
Net operating profit	6,097,617	4,634,332	4,489,861

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

Figures for the years ended December 31, 2020 and 2019 have been restated retrospectively to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019, and the related information is included in the consolidated financial statements available on the Company’s website and in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022.

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2021			For the year ended December 31, 2020			For the year ended December 31, 2019
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	309,428,469	0.74	49.09	286,168,968	1.07	50.88	255,533,447	1.44	52.09
	Certificate of deposit	3,618,303	0.87	0.57	3,635,870	1.37	0.65	4,780,665	1.95	0.97
	Borrowings	24,900,706	0.96	3.95	17,330,480	1.20	3.08	11,332,972	1.67	2.31
	Call money	1,324,902	0.65	0.21	1,617,841	0.65	0.29	891,357	1.55	0.18
	Debentures	57,214,310	1.82	9.08	52,843,837	2.02	9.39	47,127,572	2.33	9.61
	Others	20,305,205	0.84	3.22	19,792,619	1.01	3.52	15,203,562	1.88	3.11

Subtotal		416,791,895	0.91	66.12	381,389,615	1.21	67.81	334,869,575	1.60	68.27

Foreign Currency	Deposits	26,607,162	1.70	4.22	20,488,109	1.46	3.64	13,370,035	1.25	2.73
	Borrowings	12,976,574	1.16	2.06	12,071,802	1.81	2.15	9,668,310	2.19	1.97
	Call money	995,957	0.75	0.16	976,153	0.97	0.17	527,809	2.34	0.11
	Debentures	8,544,738	1.49	1.36	6,535,922	1.84	1.16	5,447,017	2.62	1.11
	Others	2,029,862	0.82	0.32	1,126,379	1.12	0.20	463,266	1.38	0.09

Subtotal		51,154,293	1.47	8.12	41,198,365	1.60	7.32	29,476,437	1.83	6.01

Others	Total shareholders’ equity	46,705,724	—	7.41	41,495,072	—	7.38	38,464,863	—	7.84
	Allowances	1,040,835	—	0.17	912,721	—	0.16	873,017	—	0.18
	Others	114,646,087	—	18.18	97,476,975	—	17.33	86,839,627	—	17.70

Subtotal		162,392,646	—	25.76	139,884,768	—	24.87	126,177,507	—	25.72

Total		630,338,834	—	100.00	562,472,748	—	100.00	490,523,519	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2021			For the year ended December 31, 2020			For the year ended December 31, 2019
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	15,212,672	0.30	2.41	7,400,343	0.67	1.32	5,939,242	1.51	1.21
	Securities	147,320,309	1.31	23.37	125,573,646	1.97	22.33	103,204,928	2.31	21.04
	Loans	340,131,319	2.80	53.96	315,871,106	2.98	56.16	287,653,938	3.45	58.64
	Guarantee payments under payment guarantee	5,053	1.31	—	13,421	0.73	—	8,803	0.98	—
	Call loan	695,721	0.67	0.11	885,951	0.73	0.16	640,485	1.69	0.13
	Private placement corporate bonds	882,497	3.02	0.14	1,264,212	3.98	0.22	1,319,460	3.61	0.27
	Credit cards	19,862,308	7.09	3.15	18,560,207	7.57	3.30	17,945,697	7.92	3.66
	Others	4,193,384	6.53	0.67	4,614,823	5.04	0.82	3,874,774	4.93	0.79
	Allowance	(2,480,441)	—	(0.39)	(2,416,823)	—	(0.43)	(2,406,757)	—	(0.49)

Subtotal		525,822,822	2.51	83.42	471,766,886	2.89	83.88	418,180,570	3.36	85.25

Foreign Currency	Due from banks	6,868,969	0.38	1.09	6,989,553	0.64	1.24	4,782,706	1.44	0.98
	Securities	16,052,962	3.90	2.55	15,131,521	3.87	2.69	13,323,102	4.35	2.72
	Loans	26,409,776	5.05	4.19	19,818,889	4.30	3.52	11,384,009	3.04	2.32
	Call loan	3,275,072	0.45	0.52	3,149,433	0.82	0.56	2,444,020	2.59	0.50
	Bills bought	1,940,984	0.73	0.31	1,573,725	1.48	0.28	2,944,008	2.66	0.60
	Allowance	(978,088)	—	(0.16)	(404,041)	—	(0.07)	(180,649)	—	(0.04)
	Others	2,229,707	—	0.35	1,294,119	—	0.22	660,572	—	0.13

Subtotal		55,799,382	3.63	8.85	47,553,199	3.24	8.44	35,357,768	3.28	7.21

Others	Cash	1,917,967	—	0.30	1,889,892	—	0.34	1,763,413	—	0.36
	Fixed assets held for business	8,130,268	—	1.29	8,048,120	—	1.43	7,398,134	—	1.51
	Others	38,668,395	—	6.14	33,214,651	—	5.91	27,823,634	—	5.67

Subtotal		48,716,630	—	7.73	43,152,663	—	7.68	36,985,181	—	7.54

Total		630,338,834	—	100.00	562,472,748	—	100.00	490,523,519	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group(1)		(Unit: in billions of Won, except percentages)
	As of December 31, 2021	As of December 31, 2020(2)	As of December 31, 2019
Total capital (A)	45,883	40,080	36,995
Risk-weighted assets (B)	290,914	262,349	255,549
BIS ratio (A/B)	15.77%	15.28%	14.48%

Notes:	(1) Calculated in accordance with Basel III.
(2) Calculated in accordance with the early adoption of the Basel III Credit Risk Framework in 2020.

Kookmin Bank(1)		(Unit: in billions of Won, except percentages)
	As of December 31, 2021	As of December 31, 2020(1)	As of December 31, 2019
Total capital (A)	35,572	32,555	29,810
Risk-weighted assets (B)	203,569	183,148	188,075
BIS ratio (A/B)	17.47%	17.78%	15.85%

Notes:	(1) Calculated in accordance with Basel III.
(2) Calculated in accordance with the early adoption of the Basel III Credit Risk Framework in 2020.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Net operating capital (A)	3,982	3,656	3,170
Total amount at risk (B)	2,072	1,678	1,561
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,422.3%	1,474.1%	1,198.7%
Capital surplus (A-B)	1,909	1,979	1,609

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Available capital (A)	4,354	3,812	3,657
Required capital (B)	2,424	2,181	2,005
RBC ratio (A/B)	179.6%	174.8%	182.4%

Note:	The RBC ratio figure as of December 31, 2021 is preliminary.

2.3.2. Overseas Credit Ratings

(As of December 31, 2021)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3. Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
2/21/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
4/8/2019	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/18/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/26/2019	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
10/14/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
12/3/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
1/15/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/12/2020	Contingent Convertible Bonds	AA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
3/24/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
5/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/26/2020	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
7/1/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
8/6/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
10/6/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
11/19/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
1/12/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/3/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/19/2021	Debentures	AAA	KIS Ratings (AAA ~ D)
2/22/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
5/14/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/25/2021	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
9/24/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 30, 2021	200
	January 21, 2022	674

2.3.5. Acquisition of the Remaining Shares of PRASAC Microfinance Institution PLC. of Cambodia

Following Kookmin Bank’s acquisition of 70% of the total number of shares of PRASAC Microfinance Institution PLC (“PRASAC”) in April 2020, the Board of Directors of Kookmin Bank resolved on August 18, 2021 to purchase the remaining 30% of PRASAC’s shares. The acquisition closed on October 19, 2021, upon which Kookmin Bank’s ownership of PRASAC increased to 100%. The total acquisition price was Won 1,087.9 billion, including Won 3,027 million of advisory fees.

2.3.6. The Ongoing Outbreak of the Global Pandemic of COVID-19

The ongoing outbreak of the global pandemic of COVID-19 resulted in significant global and domestic economic and financial disruptions in recent years. Despite efforts made by the Korean government to combat the COVID-19 pandemic, its plans to have the country return to life as normal in 2021 had been put on hold in light of the ongoing spread of the new Omicron variant of COVID-19 beginning in November 2021 as well as a significant surge in the number of new daily cases of COVID-19 infections in recent months. Although there have been some signs of recovery, the economic outlook for Korea and its financial services sector in the remainder of 2022 and for the foreseeable future continues to remain highly uncertain as a result of, among others, (i) uncertainty regarding the scope and duration of the COVID-19 outbreak and its lasting social, political and economic effects, and the fiscal and monetary policies being implemented by the Korean government and regulatory authorities to alleviate such effects, (ii) adverse conditions in the Korean and global economies and financial markets due to the COVID-19 pandemic and (iii) factors such as fluctuations in oil and commodity prices and interest and exchange rates, rising inflationary pressures leading to increases in the costs of goods and services, disruptions in the global supply chain for raw materials and natural resources, higher unemployment, lower consumer confidence and stock market volatility due to the impact of the COVID-19 pandemic.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Cash and due from financial institutions	31,009,374	25,608,842	20,837,878
Financial assets at fair value through profit or loss	66,005,815	61,035,455	53,549,086
Derivative financial assets	3,721,370	5,545,385	3,190,673
Loans measured at amortized cost	417,900,273	377,166,984	339,684,059
Financial investments	104,847,871	98,695,426	71,782,606
Investments in associates and joint ventures	448,718	771,435	598,240
Property and equipment	5,239,898	5,433,554	5,067,377
Investment property	2,514,944	2,533,539	2,827,988
Intangible assets	3,266,357	3,351,133	2,737,813
Net defined benefit assets	100,083	50,597	25,965
Current income tax assets	98,798	109,772	19,095
Deferred income tax assets	159,093	65,058	3,597
Assets held for sale	237,318	197,727	23,151
Assets of a disposal group held for sale	171,749	—	—
Other assets	28,174,173	30,155,037	18,215,608

Total assets	663,895,834	610,719,944	518,563,136

Financial liabilities at fair value through profit or loss	12,088,980	11,810,058	15,368,153
Derivative financial liabilities	3,682,258	5,222,897	3,007,341
Deposits	372,023,918	338,580,220	305,592,771
Borrowings	56,912,374	49,827,156	37,818,860
Debentures	67,430,188	62,760,687	50,935,583
Provisions	808,604	714,903	527,929
Net defined benefit liabilities	225,521	239,567	236,731
Current income tax liabilities	662,672	764,981	432,431
Deferred income tax liabilities	1,470,981	1,177,799	789,420
Insurance contract liabilities	57,165,936	54,415,296	34,966,683
Other liabilities	43,130,482	41,804,023	29,737,259

Total liabilities	615,601,914	567,317,587	479,413,161

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Equity attributable to shareholders of the parent company	47,460,582	42,544,574	38,564,568
Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	2,838,221	1,695,988	399,205
Capital surplus	16,940,231	16,723,589	17,122,777
Accumulated other comprehensive income	1,047,274	630,011	368,744
Accumulated other comprehensive income relating to assets of a disposal group held for sale	7,671	—	—
Retained earnings	25,672,815	22,540,616	19,719,472
Treasury shares	(1,136,188)	(1,136,188)	(1,136,188)
Non-controlling interests	833,338	857,783	585,407

Total equity	48,293,920	43,402,357	39,149,975

Total liabilities and equity	663,895,834	610,719,944	518,563,136

Notes: (1)

The consolidated financial information for the years ended December 31, 2020 and 2019 have been restated retrospectively to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019, and the related information is included in the consolidated financial statements available on the Company’s website and in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022.

(2)

The consolidated financial information for the year ended December 31, 2021 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest income	11,229,572	9,722,274	9,196,787
Interest income	15,210,878	14,485,747	14,639,187
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	14,620,490	13,826,382	13,935,124
Interest income from financial instruments at fair value through profit or loss	590,388	659,365	704,063
Interest expense	(3,981,306)	(4,763,473)	(5,442,400)
Net fee and commission income	3,625,583	2,958,939	2,355,004
Fee and commission income	5,323,606	4,527,024	3,879,247
Fee and commission expense	(1,698,023)	(1,568,085)	(1,524,243)
Net insurance income	556,711	299,993	299,512
Insurance income	16,107,858	14,386,640	12,317,182
Insurance expense	(15,551,147)	(14,086,647)	(12,017,670)
Net gains on financial assets/liabilities at fair value through profit or loss	995,304	1,011,366	643,872
Net gains on financial instruments at fair value through profit or loss before applying overlay approach	1,160,981	1,221,610	912,187
Losses on overlay adjustments	(165,677)	(210,244)	(268,315)
Net other operating expenses	(1,923,567)	(1,499,930)	(1,063,324)
General and administrative expenses	(7,200,853)	(6,814,812)	(6,271,805)
Operating profit before provision for credit losses	7,282,750	5,677,830	5,160,046
Provision for credit losses	(1,185,133)	(1,043,498)	(670,185)
Net operating income	6,097,617	4,634,332	4,489,861
Net non-operating income (expenses)	(16,011)	145,640	43,337
Share of profit (loss) of associates and joint ventures	93,526	(43,750)	16,451
Net other non-operating income (expenses)	(109,537)	189,390	26,886
Profit before income tax	6,081,606	4,779,972	4,533,198
Income tax expense	(1,697,225)	(1,264,394)	(1,220,570)
Profit for the year	4,384,381	3,515,578	3,312,628
Other comprehensive income (loss) for the year, net of tax	222,758	472,270	153,327
Items that will not be reclassified to profit or loss:	871,654	817,524	(83,329)
Remeasurements of net defined benefit liabilities	(45,510)	(13,434)	(54,523)

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Share of other comprehensive income (loss) of associates and joint ventures	51	(1)	(105)
Gains (losses) on equity securities at fair value through other comprehensive income	903,398	822,140	(17,329)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	13,715	8,819	(11,372)
Items that may be reclassified subsequently to profit or loss:	(648,896)	(345,254)	236,656
Currency translation differences	255,907	(187,283)	37,861
Gains (losses) on debt securities at fair value through other comprehensive income	(924,698)	(356,572)	35,490
Share of other comprehensive income (loss) of associates and joint ventures	498	(6,846)	7,800
Gains (losses) on cash flow hedging instruments	20,864	(1,264)	(33,182)
Gains (losses) on hedging instruments of net investments in foreign operations	(57,935)	64,269	(8,900)
Other comprehensive income (losses) arising from separate account	(63,814)	(9,683)	3,364
Gains on overlay adjustment	120,282	152,125	194,223
Total comprehensive income for the year	4,607,139	3,987,848	3,465,955
Profit (losses) attributable to:	4,384,381	3,515,578	3,312,628
Shareholders of the parent company	4,409,543	3,468,448	3,311,257
Non-controlling interests	(25,162)	47,130	1,371
Total comprehensive income (expenses) for the year attributable to:	4,607,139	3,987,848	3,465,955
Shareholders of the parent company	4,610,549	3,966,361	3,464,300
Non-controlling interests	(3,410)	21,487	1,655
Earnings per share
Basic earnings per share (Won)	11,134	8,843	8,451
Diluted earnings per share (Won)	10,890	8,730	8,389

Notes: (1)

The consolidated financial information for the years ended December 31, 2020 and 2019 have been restated retrospectively to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019, and the related information is included in the consolidated financial statements available on the Company’s website and in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022.

(2)

The consolidated financial information for the year ended December 31, 2021 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Cash and due from financial institutions	608,076	23,084	18,537
Financial assets at fair value through profit or loss	440,760	474,262	413,909
Loans measured at amortized cost	249,128	179,542	120,000
Investments in subsidiaries	26,741,438	26,519,880	24,162,116
Property and equipment	4,444	7,730	4,170
Intangible assets	16,673	13,267	11,092
Net defined benefit assets	221	—	—
Deferred income tax assets	5,583	3,189	7,526
Other assets	805,056	887,537	609,286

Total assets	28,871,379	28,108,491	25,346,636

Borrowings	—	100,000	—
Debentures	5,552,791	6,128,043	5,543,446
Net defined benefit liabilities	—	59	437
Current income tax liabilities	570,519	716,473	417,414
Other liabilities	235,095	178,296	203,440

Total liabilities	6,358,405	7,122,871	6,164,737

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	2,837,981	1,695,778	399,085
Capital surplus	14,754,747	14,754,747	14,742,814
Accumulated other comprehensive loss	(8,330)	(8,032)	(7,664)
Retained earnings	3,974,206	3,588,757	3,093,294
Treasury Shares	(1,136,188)	(1,136,188)	(1,136,188)

Total equity	22,512,974	20,985,620	19,181,899

Total liabilities and equity	28,871,379	28,108,491	25,346,636

Note:

The separate financial information for the year ended December 31, 2021 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest income	(111,077)	(124,393)	(118,045)
Interest income	9,392	8,044	8,020
Interest income from financial instruments at amortized cost	6,548	3,788	5,215
Interest income from financial instruments at fair value through profit or loss	2,844	4,256	2,805
Interest expense	(120,469)	(132,437)	(126,065)
Net fee and commission income	(8,157)	(8,338)	(6,283)
Fee and commission income	975	841	847
Fee and commission expense	(9,132)	(9,179)	(7,130)
Net gains on financial assets at fair value through profit or loss	20,250	12,663	15,947
Net other operating income	1,620,238	1,571,239	926,934
General and administrative expenses	(85,417)	(71,854)	(71,171)
Operating profit before provision for credit losses	1,435,837	1,379,317	747,382
Provision for credit losses	(417)	(465)	—
Operating profit	1,435,420	1,378,852	747,382
Net non-operating income(loss)	1,165	514	(541)
Profit before income tax	1,436,585	1,379,366	746,841
Income tax income(expense)	2,281	49	(854)
Profit for the year	1,438,866	1,379,415	745,987
Other comprehensive loss for the year, net of tax	(298)	(368)	(520)
Items that will not be reclassified to profit or loss:	(298)	(368)	(520)
Remeasurements of net defined benefit liabilities	(298)	(368)	(520)

Total comprehensive income for the year	1,438,568	1,379,047	745,467

Earnings per share
Basic earnings per share (Won)	3,509	3,482	1,891
Diluted earnings per share (Won)	3,436	3,438	1,877

Note:

The separate financial information for the year ended December 31, 2021 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Current assets in Won (A)	713,908	112,754	142,683
Current liabilities in Won (B)	317,184	92,328	110,398
Liquidity ratio (A/B)	225.08%	122.12%	129.24%

Notes: (1)	Based on K-IFRS (on a separate basis).

(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Net income as a percentage of average total assets (ROA)	0.69	0.61	0.66
Net income as a percentage of average shareholders’ equity (ROE)	9.80	8.64	8.93

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of December 31, 2021)

(Unit: in billions of Won)
Company	Credit Extended
STRADA HOLDCO L.P.	1,774
Samsung Electronics Co., Ltd.	1,223
GS Caltex Corporation	1,028
Hyundai Steel Co., Ltd.	947
Samsung Heavy Industries Co., Ltd.	944
Kia Corporation	936
KB Kookmin Card Co., Ltd.	900
E-MART Inc.	862
Hyundai Heavy Industries Co., Ltd.	800
Samsung SDI Co., Ltd.	745
POSCO	657
LG Display Co., Ltd.	651
SK Inc.	650
LG CHEM, LTD.	635
PT Bank Bukopin Tbk	593
INTESA SANPAOLO S.P.A	593
FEDERAL RESERVE BANK OF NEWYORK	583
CJ Cheiljedang Corp.	556
LG Electronics Inc.	536
LS-Nikko Copper Inc.	514

Total	16,127

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of December 31, 2021)

(Unit: in billions of Won)
Group	Credit Extended
Samsung	4,350
Hyundai Motor	4,296
SK	3,565
LG	2,584
Lotte	2,233
Hyundai Heavy Industries	2,151
Hanwha	1,662
GS	1,656
POSCO	1,464
LS	1,296

Total	25,257

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of December 31, 2021)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	48,777	28.2%
Construction	3,156	1.8%
Real estate	39,719	23.0%
Retail and wholesale	26,601	15.4%
Hotel, lodging and food services	9,950	5.8%
Financial institutions	4,114	2.4%
Others	40,669	23.4%

Total	172,986	100.0%

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of December 31, 2021)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	41.6	40.7
Borrower B	Health and social services	18.7	1.9
Borrower C	Shipbuilding	17.7	8.1
Borrower D	Publishing, film, broadcasting and information services	17.1	12.3
Borrower E	Retail and wholesale	12.8	11.1
Borrower F	Manufacturing	12.7	6.3
Borrower G	Manufacturing	8.5	1.5
Borrower H	Manufacturing	6.3	5.6
Borrower I	Manufacturing	8.5	2.8
Borrower J	Manufacturing	5.8	1.3
Borrower K	Manufacturing	5.6	2.0
Borrower L	Manufacturing	4.9	1.6
Borrower M	Retail and wholesale	4.1	2.4
Borrower N	Manufacturing	4.5	3.7
Borrower O	Manufacturing	5.9	2.1
Borrower P	Manufacturing	3.8	1.3
Borrower Q	Manufacturing	3.8	3.6
Borrower R	Manufacturing	5.3	3.7
Borrower S	Retail and wholesale	3.6	0.2
Borrower T	Retail and wholesale	3.2	0.2

Total		194.4	112.4

3.4.	Other Financial Information

The Company’s audited consolidated and separate financial statements are available on its website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,364	1,261	11,451
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,246	11,570	1,246	12,624
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Expansion of the scope of audit in connection with the acquisition of Prudential Life Insurance	481	4,829	481	4,846
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,081	11,234	1,081	10,832

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
	(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2021.
	(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2020 to April 30, 2021	662
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2019 to April 30, 2020	573

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission of the Financial Services Commission designated KPMG Samjong Accounting Corp. as the new external auditor for the Company for the fiscal years ending December 31, 2020, 2021 and 2022. As such, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2021 continued to be KPMG Samjong Accounting Corp. Prudential Life Insurance, which kept Samil PricewaterhouseCoopers as its external auditor for the fiscal year ended December 31, 2020, has changed its external auditor for the fiscal year ended December 31, 2021 to KPMG Samjong Accounting Corp.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2021, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Audit Committee Member Nominating Committee (ad hoc committee);

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	ESG Committee

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415 and 542 of the Commercial Act and how we fulfill each requirement as of December 31, 2021.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Four Audit Committee members (Kyung Ho Kim, Suk Ho Sonu, Myung Hee Choi and Gyutaeg Oh) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1. Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

Notes:	(1)	Represents the total number of applicable persons as of December 31, 2021.
	(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount of Compensation Paid

(As of December 31, 2021)		(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	2,392	266	—

Notes:	(1)	Represents the total number of applicable persons as of December 31, 2021.
	(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2021.
	(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
	(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2021, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of December 31, 2021)			(Unit: in millions of Won)
	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	1,726	863	—
Non-executive Directors (excluding Audit Committee members)	3	279	93	—
Audit Committee members	4	388	97	—
Internal Auditor	—	—	—	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2021.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2021.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2021, divided by (ii) the number of applicable persons for the applicable reporting period.

5.4.	Top 5 Highest-Paid Individuals

5.4.1 Compensation exceeding Won 500 million – Individual basis

(As of December 31, 2021)			(Unit: in millions of Won)
Name	Position	Total Amount	Deferred Compensation(1)
Jong Kyoo Yoon	Chairman & CEO	1,726

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 5,962 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 18,756 shares

-  Long-term performance-based payment (22,712 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2020 to November 20, 2023

Chang Kwon Lee	Senior Executive Vice President	995

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 2,525 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 3,216 shares

Pil Kyu Im	Senior Executive Vice President	582

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 2,456 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 1,127 shares

Jeong Soo Lee	General Manager	573	- Not applicable

Jieon Kim	Head of Unit	567	- Not applicable

Note: (1)	The actual payment amount will be finalized based on the market value of our shares at the time of payment.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Kyoo Yoon	Earned income	Salary	850	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined by a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (This amount includes allowances for business expenses of Won 350 million.)

		Bonus	876

The bonus paid in 2021 consisted of Won 347 million in short-term performance-based compensation and Won 529 million in long-term performance-based compensation.

The short-term performance-based compensation consisted of Won 20 million paid as an upfront lump sum payment pursuant to a performance evaluation from November 21, 2020 to December 31, 2020, Won 106 million (1,883 shares) paid as the third installment of deferred payments pursuant to a performance evaluation in 2018, Won 105 million (1,870 shares) paid as the second installment of deferred payments pursuant to a performance evaluation in 2019, Won 103 million (1,822 shares) paid as the first installment of deferred payments pursuant to a performance evaluation from January 1, 2020 to November 20, 2020 (prior to re-election), and Won 13 million (223 shares) paid as the first installment of deferred payments pursuant to a performance evaluation from November 21, 2020 to December 31, 2020 (post re-election).

The short-term performance evaluation index for 2020 consisted of financial results (e.g., ROE, total operating income, CIR, real NPL ratio, Tier 1 ratio, net increase in the number of cross-selling customers among subsidiaries) as well as non-financial results (e.g., strengthening the overall position of the company by improving the core competitiveness of the Company, implementing customer-centric innovations of infrastructure and enhancement of efficiency). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

With respect to financial results, the Company’s net profit for 2020 increased 4.3% YoY to Won 3,455 billion primarily due to a solid growth in core earnings and inorganic growth through M&As. Improvements in asset quality (improvement in comprehensive NPL ratio from 0.90% in 2019 to 0.78% in 2020) and the strengthening of risk management abilities, as demonstrated by loan growth in prime assets (an increase in loan balance from Won 269 trillion in 2019 to Won 295 trillion in 2020, constituting a 9.9% growth YoY), were considered, among others, to be major achievements reflected in the performance evaluation.

With respect to non-financial results, the major achievements considered included (i) contributing to the solid growth of fee income (25.6% YoY growth in 2020) by enhancing the performances of non-banking subsidiaries, (ii) contributing to the sustainable growth of the Group through loan growths of the Bank and the acquisition of Prudential Life Insurance despite the contraction of net interest margins due to decreasing interest rates, (iii) enhancing the competitive edge of the Group’s digital channels and (iv) reinforcing the “One-Firm KB” policy through empowerment of the cooperative business structure within the Group.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

The long-term performance-based compensation consisted of Won 529 million (9,378 shares) paid as the first installment of deferred payments pursuant to a performance evaluation over a three-year period from November 21, 2017 to November 20, 2020.

The long-term performance evaluation index consisted of financial results (e.g., relative total shareholder return, earnings per share, asset quality, HCROI, net profit from non-banking businesses). The amount of the long-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-200% of the base salary.

With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

		Stock Options	—	Not applicable

		Other earned income	—	Not applicable

	Retirement income		—	Not applicable

	Other income		—	Not applicable

Chang Kwon Lee	Earned income	Salary	260	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	619

The bonus paid in 2021 consisted of Won 243 million in short-term performance-based compensation and Won 377 million in long-term performance-based compensation.

The short-term performance-based compensation consisted of Won 123 million paid as an upfront lump sum payment pursuant to a performance evaluation in 2020, Won 29 million (513 shares) paid as the third installment of deferred payments pursuant to a performance evaluation in 2018, Won 40 million (710 shares) paid as the second installment of deferred payments pursuant to a performance evaluation in 2019, and Won 51 million (906 shares) paid as the first installment of deferred payments pursuant to a performance evaluation in 2020.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

The short-term performance evaluation index for 2020 consisted of the financial results of the Company’s performance as well as non-financial results relating to various responsibilities that pertain to the executive officer’s position as the senior executive vice president and Chief Strategy Officer. The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

With respect to financial results, improvements in asset quality and loan growth in prime assets were considered to be major achievements. With respect to non-financial results, major achievements included (i) solidifying the Group’s competitiveness and strengthening the non-banking portfolio of the Group through the acquisition of Prudential Life Insurance and (ii) securing the competitive edge of the Group by enhancing the “One-Firm KB” synergy within the Group.

The long-term performance-based compensation consisted of Won 217 million (4,823 shares) paid as an upfront lump sum payment pursuant to a performance evaluation over the period from 2019 to 2020, Won 91 million (1,608 shares) paid as the first installment of deferred payments pursuant to a performance evaluation over the period from 2019 to 2020, and Won 69 million (1,215 shares) paid as the third installment of deferred payments pursuant to a performance evaluation over the period from 2017 to 2018.

The long-term performance evaluation index consisted of relative total shareholder return, the Company’s financial results and performance results based on the executive officer’s position and responsibilities. The amount of the long-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

Relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the industry’s average of increase in share price for each evaluation period, while other items were calculated by averaging each year’s results.

		Stock Options	—	Not applicable

		Other earned income	8	Welfare benefits

	Retirement income		108	Retirement income was determined in consideration of the executive officer’s tenure at the Company and his base salary at the time of retirement in accordance with internal policy regarding executive officers.

	Other income		—	Not applicable

Pil Kyu Im	Earned income	Salary	260	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	309	The bonus paid in 2021 consisted of Won 246 million in short-term performance-based compensation and Won 63 million in long-term performance-based compensation.

Name	Compensation Type	Total Compensation (in millions of Won)	Calculation Criteria and Method

The short-term performance-based compensation consisted of Won 122 million paid as an upfront lump sum payment pursuant to a performance evaluation in 2020, Won 36 million (638 shares) paid as the third installment of deferred payments pursuant to a performance evaluation in 2018, Won 36 million (645 shares) paid as the second installment of deferred payments pursuant to a performance evaluation in 2019, and Won 51 million (904 shares) paid as the first installment of deferred payments pursuant to a performance evaluation in 2020.

The short-term performance evaluation index for 2020 consisted of financial results pertaining to the executive officer’s responsibility as the senior executive vice president and non-financial results specific to the role as a Chief Human Resources Officer. The amount of the short-term incentive payment is determined by the Audit Committee and the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

With respect to financial results, improvements in asset quality and loan growth in prime assets were considered to be major achievements.

With respect to non-financial results, major achievements included (i) the flexible management of human resources in consideration of both internal and external environments and enhancement of human resources portfolio, and (ii) accelerating the realization of “Smart Work” by executing HR Digitalization.

The long-term performance-based compensation consisted of Won 63 million (1,125 shares) paid as the second installment of deferred payments pursuant to a performance evaluation over the period from 2018 to 2019.

The long-term performance evaluation index consisted of the relative total shareholder return and performance results based on the executive officer’s position and responsibilities. The amount of the long-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

Relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the industry’s average of increase in share price for each evaluation period, while the executive officer’s performance results were calculated by averaging each year’s results.

	Stock Options	—	Not applicable

	Other earned income	13	Welfare benefits

	Retirement income	—	Not applicable

	Other income	—	Not applicable

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

Jeong Soo Lee	Earned income	Salary	119	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	130	The bonus paid in 2021 consisted of performance-based compensation for Fiscal Year 2021, and compensation for the unused annual paid vacations, etc.

		Stock Options	—	Not applicable

		Other earned income	—	Not applicable

	Retirement income		324	Retirement income was determined in accordance with internal regulations and policies.

	Other income		—	Not applicable

Jieon Kim	Earned income	Salary	115	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	123	The bonus paid in 2021 consisted of performance-based compensation for Fiscal Year 2021 and compensation for unused annual paid vacations, etc.

		Stock Options	—	Not applicable

		Other earned income	—	Not applicable

	Retirement income		328	Retirement income was determined in accordance with internal regulations and policies.

	Other income		—	Not applicable

5.5.	Affiliated Companies

5.5.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2021 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) Prudential Life Insurance (100.00%)

6) KB Asset Management Co., Ltd. (100.00%)

7) KB Capital Co., Ltd. (100.00%)

8) KB Life Insurance Co., Ltd. (100.00%)

9) KB Real Estate Trust Co., Ltd. (100.00%)

10) KB Savings Bank Co., Ltd. (100.00%)

11) KB Investment Co., Ltd. (100.00%)

12) KB Data Systems Co., Ltd. (100.00%)

13) KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of December 31,2021 and March 17, 2022, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of December 31, 2021 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of December 31, 2021 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Yin Hur	December 1961	Non-standing Director	13,506	December 31, 2021

Mr. Yin Hur retired from his position as the Group’s non-standing director as of December 31, 2021 in connection with his appointment as the Vice Chairman of the Group. A new non-standing director will be appointed at the general meeting of shareholders for fiscal year 2021, which is expected to be held on March 25, 2022. For information on the non-standing director candidate, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 7, 2022.

6.3.	Non-executive Directors

As of December 31, 2021 and March 17, 2022, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of December 31, 2021 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ho Sonu	September 1951	Non-executive Director	1,300	March 25, 2022
Stuart B. Solomon	July 1949	Non-executive Director	—	March 25, 2022
Myung Hee Choi	February 1952	Non-executive Director	—	March 25, 2022
Kouwhan Jeong	September 1953	Non-executive Director	—	March 25, 2022
Kyung Ho Kim	December 1954	Non-executive Director	—	March 25, 2022
Seon-joo Kwon	November 1956	Non-executive Director	—	March 19, 2022
Gyutaeg Oh	February 1959	Non-executive Director	—	March 19, 2022

As of December 31, 2021, the following non-executive director also served as a director at another company.

Name	Company	Position	Appointment Date
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	Co-president Attorney at Law	May 2016

6.4.	Appointment of Directors to be proposed at the annual general meeting of shareholders

The following is a list of non-standing director, non-executive director and audit committee member candidates, as of March 17, 2022, to be proposed to shareholders at the annual general meeting of shareholders for fiscal year 2021. If such proposal is rejected at the upcoming annual general meeting of shareholders, KB Financial Group will disclose such matter through a separate amendment filing. For more information regarding the annual general meeting of shareholders and agenda items, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 7, 2022.

Name	Date of Birth	Nominated Position	Expected Date of Appointment
Jae Keun Lee (New Appointment)	May 1966	Non-standing Director	March 25, 2022
Suk Ho Sonu (Re-appointment)	September 1951	Audit Committee Member and Non-executive Director	March 25, 2022
Myung Hee Choi (Re-appointment)	February 1952	Audit Committee Member and Non-executive Director	March 25, 2022
Kouwhan Jeong (Re-appointment)	September 1953	Audit Committee Member and Non-executive Director	March 25, 2022
Kyung Ho Kim (Re-appointment)	December 1954	Audit Committee Member and Non-executive Director	March 25, 2022
Seon-joo Kwon (Re-appointment)	November 1956	Non-executive Director	March 25, 2022
Gyutaeg Oh (Re-appointment)	February 1959	Non-executive Director	March 25, 2022
Jaehong Choi (New appointment)	August 1962	Non-executive Director	March 25, 2022
Young Soo Kim (New appointment)	January 1960	Non-executive Director	March 25, 2022

6.5.	Senior Management

Members of our senior management as of March 17, 2022 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Yin Hur	December 1961	Vice Chairman & Head of Business Group	13,506	December 31, 2022
Dong Cheol Lee	October 1961	Vice Chairman & Head of Business Group	3,325	December 31, 2022
Jong Hee Yang	June 1961	Vice Chairman & Head of Business Group	914	December 31, 2022
Woo Yeul Lee	November 1964	Senior Executive Vice President and Chief Strategy Officer	1,490	December 31, 2022
Pil Kyu Im	March 1964	Senior Executive Vice President and Chief Risk Management Officer	1,005	December 31, 2022
Dong Whan Han	January 1965	Senior Executive Vice President and Head of KB Research	1,100	December 31, 2022
Young Ho Seo	March 1966	Senior Managing Director and Chief Finance Officer	—	December 31, 2022
Yeo Woon Yoon	April 1967	Senior Managing Director and Chief Human Resources Officer	516	December 31, 2022
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	931	December 31, 2022
Hye Sook Moon	September 1971	Managing Director and Head of ESG Division	200	December 31, 2023
Bong Joong Kwon	November 1969	Managing Director and Head of IR	286	December 31, 2022
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	673	December 31, 2022
Hye Ja Suh	September 1966	Managing Director and Chief Compliance Officer	1,233	December 31, 2022
Jeong Rim Park	November 1963	Head of Business Group, Head of Capital Market Business Unit	3,150	December 31, 2022
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2022
Jin Young Kim	August 1969	Chief Public Relation Officer	765	December 31, 2022
Chai Hyun Sung	September 1965	Senior Executive Vice President, Retail Customer Business Unit	7,693	December 31, 2022
Jae Young Choi	June 1967	Senior Managing Director, Wealth Management and Pension Business Unit	824	December 31, 2022
Mun Cheol Jeong	August 1968	Senior Managing Director, Small and Medium Enterprise Business Unit	2,294	December 31, 2022
Nam Hoon Cho	June 1968	Chief Global Strategy Officer	1,000	December 31, 2022
Young Suh Cho	February 1971	Chief Digital Platform Officer	—	December 31, 2022
Jin Soo Yoon	February 1964	Chief Information Technology Officer	100	December 31, 2022
Sungpyo Jeon	August 1966	Chief Contact Center Officer	859	December 31, 2022
Jeong Ha	January 1967	Senior Executive Vice President, Capital Market Business Unit	—	December 31, 2022
Sang-Hyeon Woo	February 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit	348	December 31, 2022
Dong Sook Jeon	September 1968	Head of Pension Division	1,700	December 31, 2022
Nam Che Kang	August 1967	Head of Global Division	213	December 31, 2022
Chang Hwa Yook	December 1967	Head of Data Division	446	December 31, 2022
Chan Yong Park	September 1965	Head of the Office of Planning and Coordination	855	December 31, 2022
Yoo Shim Hur	April 1973	Head of Digital Contents Center	—	December 31, 2022
Joo Hyun Kim	November 1970	Head of Group Cloud Center	—	December 31, 2022

Note:

(1)   The number of common shares owned is as of December 31, 2021 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 17, 2022, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Hye Sook Moon	Kookmin Bank	Head of ESG Division	January 2022
Jin Young Kim	Kookmin Bank	Senior Managing Director; Brand Strategy Group	January 2021
Chai Hyun Sung	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2020
Jae Young Choi	Kookmin Bank	Senior Managing Director; Wealth Management Group	January 2022
	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2022
	KB Insurance	Senior Managing Director; WM/Pension Division	January 2022
Mun Cheol Jeong	Kookmin Bank	Senior Managing Director; SME and SOHO Customer Group	January 2022
Nam Hoon Cho	Kookmin Bank	Senior Managing Director; Global Business Group	January 2022
Young Suh Cho	Kookmin Bank	Senior Managing Director; DT Strategy Division	January 2022
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Sungpyo Jeon	Kookmin Bank	Senior Managing Director; Smart Customer Group	January 2022
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
Sang-Hyeon Woo	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2021
	KB Securities	Senior Executive Vice President; Investment Banking Division	January 2020
Dong Sook Jeon	Kookmin Bank	Head of Pension Business Division	January 2022
	KB Securities	Managing Director; Pension Business Division	January 2022
Nam Che Kang	Kookmin Bank	Head of Global Growth Supporting Division	January 2022
Chang Hwa Yook	Kookmin Bank	Head of Data Division	January 2022
Chan Yong Park	Kookmin Bank	Managing Director; Planning & Coordination Department	January 2022
Yoo Shim Hur	Kookmin Bank	Managing Director; Digital Contents Center	January 2022
Joo Hyun Kim	Kookmin Bank	Head of Cloud Platform Department(P)	February 2022
Woo Yeul Lee	KB Securities	Non-standing Director	February 2022
	Prudential Life	Non-standing Director	February 2022
Young Ho Seo	KB Insurance	Non-standing Director	February 2022

6.6.	Employees

The following table shows information regarding our employees and compensation paid to them as of December 31, 2021.

(Unit: in millions of Won)
Number of Employees(A)(1)	Average Tenure of Employees(2)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
161	4 years and 5 months (15 years and 7 months)	27,573(3)	170(3)

Notes: (1) Includes all employees as of December 31, 2021, including executive officers.

  (2) The duration in parentheses includes tenure at our subsidiaries.

  (3) Includes retroactive payment of bonuses from 2020 and 2021. The average annual salary per person excluding such amounts is Won 144 million.

The following table shows information regarding our executive officers and compensation paid to them as of December 31, 2021.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
12	4,137	345

Note: (1) Excludes 16 executive officers who served primarily as executive officers at our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of December 31, 2021, unless specified otherwise.

			(Unit: shares, %)
Name	Number of Shares of Common Stock		Percentage of Total Issued Shares(1)
Korean National Pension Service	37,626,516	(2)	9.05
JP Morgan Chase Bank, N.A.(3)	23,929,641		5.76
BlackRock Fund Advisors(4)	25,050,939		6.02

Notes: (1)	Based on 415,807,920 shares of our common stock issued as of December 31, 2021.

(2)

The Korean National Pension Service held 37,188,199 shares of our common stock, constituting 8.94% of our total issued shares, as of January 27, 2022 based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.

(3)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(4)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 26, 2021 and are based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	April 24, 2017	40,950,453		9.79
Korean National Pension Service	October 16, 2017	40,479,793		9.68
Korean National Pension Service	December 31, 2017	40,204,583		9.62
Korean National Pension Service	December 31, 2018	39,704,733		9.50
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:

               Prior to December 12, 2019: 418,111,537

               After December 12, 2019: 415,807,920

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.

7.3.	Employee Stock Ownership Association

(As of December 31, 2021)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	50,879
Kookmin Bank	6,739,397
KB Securities Co., Ltd.	32,609
KB Insurance Co., Ltd.	414,510
KB Kookmin Card Co., Ltd.	321,861
Prudential Life Insurance	474
KB Asset Management Co., Ltd.	10,659
KB Capital Co., Ltd.	32,514
KB Life Insurance Co., Ltd.	20,178
KB Real Estate Trust Co., Ltd.	13,726
KB Savings Bank Co., Ltd.	8,064
KB Investment Co., Ltd.	983
KB Data Systems Co., Ltd.	19,277
KB Credit Information Co., Ltd.	11,481
Others(1)	5,959

Total	7,682,571

Note:	(1)	Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of December 31, 2021)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year(1)	Net income(loss) for the latest fiscal year(1)
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	483,564,898	2,590,764
KB Securities Co., Ltd.	298,620,424	100	3,342,391	55,493,986	594,301
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	41,472,227	301,836
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	27,349,561	418,898
Prudential Life Insurance	15,000,000	100	2,310,054	24,397,804	336,198
KB Asset Management Co., Ltd.	7,667,550	100	96,312	375,739	79,899
KB Capital Co., Ltd.	32,175,147	100	673,811	14,553,877	209,899
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	10,634,562	(46,595)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	496,523	81,480
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	2,600,960	18,932
KB Investment Co., Ltd.	22,525,328	100	154,910	1,197,720	55,338
KB Data Systems Co., Ltd.	800,000	100	6,334	43,062	467
KB Credit Information Co., Ltd.	1,252,400	100	23,620	28,674	388

Total	—	—	26,741,438	—	—

Note:	(1)	Based on K-IFRS (on a consolidated basis), unless specified otherwise (except Prudential Life Insurance, which is on a separate basis).

7.5	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%	June 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%	November 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

7.5.2. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.3. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.239%(2)	July 12, 20212

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.239%(2)	July 12, 2022

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.245%(2)	March 8, 2022

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.189% to 2.245% upon extension of the loans on March 9, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.245%(2)	March 8, 2022

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.189% to 2.245% upon extension of the loans on March 9, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.239%(2)	July 12, 2022

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.247%	December 19, 2022

Note: (1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 17, 2022	By: /s/ Scott Y. H. Seo

(Signature)

	Name:	Scott Y. H. Seo

	Title:	Senior Managing Director and Chief Finance Officer